Exhibit 99.47

FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company

Timmins Gold Corp.
Suite 520 – 609 Granville Street
Vancouver, BC, V7Y 1G5

2.	Date of Material Change

March 23, 2011.

3.	Press Release

The Press Release dated March 23, 2011 was disseminated via Marketwire.

4.	Summary of Material Change

Timmins Gold Corp. published a letter to the shareholders of Capital Gold Corporation (“CGC”) asking CGC shareholders to vote against CGC’s proposed transaction with Gammon Gold Inc.

5.	Full Description of Material Change

See Schedule “A” attached.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

7.	Omitted Information

Not Applicable.

8.	Executive Officer

Bruce Bragagnolo, Chief Executive Officer (604) 638-8980

9.	Date of Report

March 23, 2011.

SCHEDULE “A”

Suite 520 – 609 Granville Street
Vancouver, BC, V7Y 1G5
Tel.: (604) 682-4002
Fax: (604) 682-4003

March 23, 2011	TSX: TMM

NEWS RELEASE

TIMMINS GOLD MAILS LETTER TO CAPITAL GOLD SHAREHOLDERS

VANCOUVER, B.C. – Timmins Gold Corp. (TSX:TMM) announced today that it has mailed a letter to the shareholders of Capital Gold Corporation (AMEX/TSX: CGC). The text of the letter is set out below: March 23, 2011

PRESERVE YOUR RIGHT TO A BETTER DEAL
VOTE AGAINST THE PROPOSED GAMMON MERGER

Dear Capital Gold Shareholder:

The Special Meeting of the shareholders of Capital Gold Corporation will resume shortly and we urge you to carefully consider what’s at stake: The Capital Gold Board of Directors is asking you to surrender your shares of Capital Gold to Gammon Gold in a transaction that still delivers significantly less value than Timmins’ proposal. Timmins Gold has a superior offer on the table that both attractively rewards your investment in Capital Gold and allows you to participate in the growth and value creation of the combined company going forward.

On March 15, 2011, Timmins Gold announced that it had delivered an increased offer to the Capital Gold Board of Directors for the merger of Timmins Gold and Capital Gold. Under the increased offer, Capital Gold shareholders will now receive 2.27 Timmins Gold common shares and US$0.25 in cash for each share of Capital Gold common stock. The increased offer provides Capital Gold shareholders with total consideration of US$6.01 per Capital Gold share and exceeds the value of the increased Gammon offer by US$0.13 (or 2.3%) per Capital Gold share, based on closing share prices on March 22, 2011. In addition, based on the volume-weighted average of the respective share prices for the last 60 trading days, Timmins Gold’s proposal has a value of US$5.94 per Capital Gold share and exceeds the value of the increased Gammon offer by US$0.41 per Capital Gold share, or about 7.4% .

THE CHOICE IS CLEAR – VOTE YOUR GOLD PROXY CARD AGAINST THE
GAMMON TRANSACTION NOW. DO NOT USE CAPITAL GOLD’S WHITE PROXY
CARD.

PROPOSED SETTLEMENT OF CLASS ACTION BY CAPITAL GOLD BOARD AND
GAMMON RAISES MORE QUESTIONS ABOUT GAMMON DEAL

On March 10, 2011, the Board of Capital Gold and Gammon announced that they entered into a memorandum of understanding in respect of a potential settlement of a Delaware class action filed on behalf of Capital Gold shareholders against the Board of Capital Gold and Gammon. The class action alleges, among other things, that the directors of Capital Gold breached their fiduciary duties to Capital Gold shareholders in negotiating and entering into the merger agreement with Gammon and by failing to give proper consideration to competing offers, and that Gammon aided and abetted such breach. Under the terms of the proposed settlement, Capital Gold and Gammon have amended their merger agreement and provided additional disclosures regarding the process by which the Board of Capital Gold agreed to sell Capital Gold to Gammon. Timmins believes that it is important that Capital Gold shareholders thoroughly review the terms of the proposed settlement.

The amendments to the merger agreement reduce the termination fee by 44% from US$10.3 million to US$5.75 million and eliminate Gammon’s US$2.0 million unilateral termination right. Timmins has long asserted that such provisions, among others, were evidence of a defective process. Timmins has asked, and continues to ask, why in a competitive process would the Board of Capital Gold have agreed to such restrictive, off-market provisions?

The amendments to the merger agreement and the additional disclosures exacted by the shareholder plaintiffs raise new questions regarding the process in which the Capital Gold board agreed to sell Capital Gold to Gammon and determined Timmins’ proposal was not, and is not, superior. How many times did the Capital Gold board claim that Timmins’ inability to fund the US$10.3 million break fee was a key impediment to declaring Timmins’ offer superior to the Gammon deal? How have Capital Gold shareholders suffered by laboring under the US$10.3 million break fee?

WHY DID THE CAPITAL GOLD BOARD MAKE SUBSTANTIAL OPTION GRANTS
TO CAPITAL GOLD INSIDERS WITH EXERCISE PRICES FAR BELOW THE
VALUE OF A TRANSACTION PROPOSED BY GAMMON?

In March 2010, Gammon met with Capital Gold to revive discussions regarding a combination of the two companies, and discussions continued until an agreement was signed on October 1, 2010. While that deal was being assembled, Capital Gold’s board issued 450,000 options to certain directors and executive officers. This is the timeline based on Gammon and Capital Gold disclosures.

  March 1, 2010, Gammon Gold and Capital Gold meet to discuss the opportunity of reviving discussions regarding the acquisition of Capital Gold by Gammon.

  April 8, 2010: Gammon submits a draft letter of intent to Capital Gold. Based on Gammon and Capital Gold disclosures, this letter of intent was the basis of the merger agreement announced on October 1, 2010, including an offer with a 30% premium to the 20-day volume weighted average trading price of Capital Gold’s common stock.

  July 26, 2010: Capital Gold’s Board of Directors approves the issuance of 25,000 stock options to Mr. Chipman (CFO) and 25,000 stock options to Scott Hazlitt (COO), with an exercise price of US$3.73 per share. These options will vest immediately upon a change of control, locking in their value. Based on Capital Gold's last closing price, Mr. Chipman and Mr. Hazlitt will each make approximately US$50,000 from these options. This issuance of the options should have been disclosed on July 28, 2010, but was not disclosed until October 12, 2010.

  August 5, 2010: Gammon submits a letter of intent to Capital Gold, which according to Gammon and Capital Gold’s disclosure, was substantially identical to the draft submitted on April 8, 2010 and proposed an all-stock transaction at an approximate 30% premium based upon the 20-day volume weighted average trading price of CGC’s common stock, or approximately US$4.83 per share

  August 18, 2010: Capital Gold’s Board of Directors approves the issuance of 175,000 stock options to John Cutler (director), 175,000 stock options to Stephen Cooper (director) and 75,000 stock options to Gary Huber (director), with an exercise price of US$3.47 per share. These options will also vest immediately upon a change of control. Based on Capital Gold's closing price, Mr. Cooper and Mr. Cutler will each make approximately US$390,000 and Mr. Huber will make approximately US$170,000 from the issuance of these options.

  September 9, 2010: Letter of intent signed, subject to a US$10.3 million termination fee payable to Gammon.

  October 1, 2010: Gammon deal announced, which includes US$10.3 million termination fee and Gammon’s US$2.0 million unilateral termination right.

WHY WERE 450,000 STOCK OPTIONS ISSUED AT A TIME WHEN CAPITAL
GOLD WAS BEING SOLD?

MORE QUESTIONS REMAIN UNANSWERED

WHO IS DAVID BADNER?

As a result of lawsuits brought by Capital Gold shareholders, Gammon and Capital Gold agreed to publish new disclosure regarding the Capital Gold sale process. The revised disclosures published by Gammon and Capital Gold refer to a Mr. David Badner, who received almost $400,000 in payments from Capital Gold in 2010. The new disclosures reveal that Mr. Badner was present at meetings in March and June 2010 at which representatives of Gammon and Capital Gold revived the sale of Capital Gold to Gammon. According to these new disclosures, during the summer and into September 2010, while the Capital Gold board was running a supposedly fair and open process to sell Capital Gold, Mr. Badner was negotiating with both Gammon and Capital Gold to receive a fee for closing the Gammon deal. According to these new disclosures, a written agreement was drafted but no agreement was executed. Why did the directors of Capital Gold authorize preparation of an agreement to pay Mr. Badner a fee for the Gammon deal at a time when they were running what they claim was a fair and open process to sell Capital Gold?

THESE AND OTHER QUESTIONS REMAIN UNANSWERED

We believe that Gammon and the Capital Gold board have not, and indeed cannot, provide Capital Gold shareholders with convincing answers to these questions.

SEND A MESSAGE TO THE CAPITAL GOLD BOARD
THAT YOU WILL NOT SETTLE FOR INFERIOR VALUE

YOUR VOTE IS IMPORTANT

We urge you to VOTE THE ENCLOSED GOLD PROXY CARD AGAINST the Capital Gold board’s proposal to adopt the plan of merger with Gammon and send a message to the Capital Gold board that it should give proper consideration to all proposals it receives.

Preserve your right to a better deal.

Sincerely,

“Bruce Bragagnolo”
Bruce Bragagnolo
Chief Executive Officer

If you have any questions or need assistance in voting the enclosed GOLD proxy card AGAINST the proposed Capital Gold/Gammon merger, please contact our proxy solicitor Innisfree M&A Incorporated at the number below.

Remember, even if you have already voted Capital Gold’s WHITE proxy, you have every right to change your vote by executing the enclosed GOLD proxy card since only your latest dated proxy card will be counted at the special meeting.

Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, NY 10022
Shareholders May Call Toll-Free: 877-800-5182
Banks & Brokers May Call Collect: 212-750-5833

Important Information

This letter does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This letter relates to a business combination transaction with Capital Gold proposed by Timmins. This material is not a substitute for the prospectus/offer to exchange Timmins has filed with the SEC regarding the exchange offer and will send or give to Capital Gold shareholders when the exchange offer is commenced or for any other document which Timmins may file with the SEC and Canadian securities regulators and send to Timmins or Capital Gold shareholders in connection with the exchange offer. INVESTORS AND SECURITY HOLDERS OF TIMMINS AND CAPITAL GOLD ARE URGED TO READ THE PROSPECTUS/OFFER TO EXCHANGE AND ANY OTHER DOCUMENTS FILED WITH THE SEC AND CANADIAN SECURITIES REGULATORS CAREFULLY IN THEIR ENTIRETY, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE EXCHANGE OFFER. Such documents, as well as solicitation statements relating to the Consent Solicitation and the Proxy Solicitation, are available free of charge through the web site maintained by the SEC at www.sec.gov, by calling the SEC at telephone number 800-SEC-0330 or by directing a request to Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, NY 10022, U.S.A., at 877-800-5182 (toll free for shareholders) or 212-750-5833 (collect for banks and brokers).

Timmins and its directors and executive officers and other persons may be deemed to be participants in any solicitation of proxies from Capital Gold’s shareholders in respect of the proposed transaction with Capital Gold. Information regarding Timmins’ directors and executive officers is available in a prospectus/proxy statement Timmins filed with the SEC regarding the proposed transaction. Other information regarding potential participants in such proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in any proxy statement or other documents filed with the SEC and Canadian securities regulators in connection with the proposed transaction.

Forward-Looking Statements

This letter contains forward-looking statements. Forward-looking statements are statements which relate to future events. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “opportunity” or “continue” or the negative of these terms or other comparable terminology. These statements are predictions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, production, reserves, level of activity, performance or achievements to be materially different from any future results, production, reserves, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Actual results could also differ materially because of factors such as Timmins Gold’s ability to promptly and effectively integrate the businesses of Capital Gold and Timmins Gold, the timing to consummate the proposed transaction and any necessary actions to obtain required regulatory approvals, and the diversion of management time on transaction-related issues. While these forward-looking statements, and any assumptions upon which they are based, reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggestions herein. Except as required by applicable law, Timmins Gold does not intend to update any forward-looking statements to conform these statements to actual results.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

About Timmins Gold

Focused in Mexico, Timmins Gold Corp. became a gold producer in April 2010 with the commencement of commercial production at its wholly owned San Francisco Mine in Sonora, Mexico. In addition, the Company has an extensive portfolio of gold projects in Mexico.

Contacts:

Timmins Gold Corp.	Innisfree M&A Incorporated
Bruce Bragagnolo	501 Madison Avenue, 20th Floor
CEO and Director	Shareholders Call Toll-Free: 877-800-5182
604-638-8980	Banks and Brokers Call Collect: 212-750-5833
bruce@timminsgold.com
www.timminsgold.com